Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (K1017)

Offering Period: April 4, 2018 – April 19, 2018

Buffered Return Equity Securities due April 26, 2021

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Product Terms

 •    If its Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will benefit from the appreciation, if any, of such Underlying.

 •    If its Final Level of the Lowest Performing Underlying is less than its Initial Level but greater than or equal to its Buffer Level, then you will receive the principal amount of the securities you hold at maturity.

 •    If its Final Level of the Lowest Performing Underlying is less than its Buffer Level, then you will be exposed to any depreciation in such Underlying beyond its Buffer Level.

 •    Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be April 20, 2018
Settlement Date:	Expected to be April 26, 2018
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return of the Lowest Performing Underlying)
Underlying Return:	For each Underlying, if (a) its Final Level is equal to or greater than its Initial Level, then: [(Final Level – Initial Level) / Initial Level]; (b) its Final Level is less than its Initial Level but greater than or equal to its Buffer Level, then: zero; or (c) if its Final Level is less than its Buffer Level, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Buffer Level**:	For each Underlying, expected to be approximately 70% of the Initial Level of such Underlying
Buffer Amount**:	Expected to be 30%
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date
Valuation Date:	April 20, 2021
Maturity Date:	April 26, 2021
CUSIP:	22550WNM5
Fees:	Certain fiduciary accounts may pay a purchase price of at least $990.50 per $1,000 principal amount of securities, and Credit Suisse Securities (USA) LLC and any agent (the “Agents”) will forgo any fees with respect to such sales. The Agents may receive varying discounts and commissions of up to $9.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. ** To be determined on the Trade Date.

Certain Product Characteristics

• If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then the Underlying Return for such Underlying will be calculated as follows: [(Final Level – Initial Level) / Initial Level]
• If the Final Level of the Lowest Performing Underlying is less than its Initial Level but greater than or equal to its Buffer Level, then the Underlying Return for such Underlying will be: zero
• If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, then the Underlying Return for such Underlying will be calculated as follows: [(Final Level – Initial Level) / Initial Level] + Buffer Amount
• Buffer Level of 70%**
• Buffer Level of approximately 30%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying(1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	20%	$1,200
10%	10%	$1,100
5%	5%	$1,050
0%	0%	$1,000
−5%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	−1%	$990
−40%	−10%	$900
−50%	−20%	$800

(1)	Assumes a Buffer Level of 70%** and Buffer Amount of 30%.**

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

• Your investment may result in a loss of 70% of the principal amount of the securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level of the Lowest Performing Underlying is less than its Buffer Level. In such case, you will be exposed to any depreciation in the Lowest Performing Underlying from its Initial Level to its Final Level beyond its Buffer Level.
• The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
• The securities do not pay interest.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET (K1017)

Offering Period: April 4, 2018 – April 19, 2018

Buffered Return Equity Securities due April 26, 2021

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 4, 2018, Underlying Supplement dated June 30, 2017, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

http://www.sec.gov/Archives/edgar/data/1053092/000095010318004437/dp89268_424b2-k1017.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.